Exhibit 99.5

News Release

May 15, 2026

Santacruz Silver Reports First Quarter 2026 Financial Results

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ:SCZM) (TSX.V:SCZ) (“Santacruz” or the “Company”) reports its financial and operating results for the quarter ended March 31, 2026 (“Q1 2026”). The full version of the unaudited Q1 2026 financial statements (the “Financial Statements”) and accompanying Management’s Discussion and Analysis (the “MD&A”) can be viewed on the Company’s website at www.santacruzsilver.com or on SEDAR+ at www.sedarplus.ca. All amounts are expressed in U.S. dollars, unless otherwise stated.

Q1 2026 Highlights

●	Revenues of $127.5 million, a 81% increase year-over-year.
●	Gross profit of $42.9 million, a 54% increase year-over-year.
●	Net income of $28.5 million, a 201% increase year-over-year.
●	Adjusted EBITDA(1) of $42.6 million, a 55% increase year-over-year.
●	Cash and highly-liquid marketable securities(2) of $64.9 million, a 100% increase year-over-year.
●	Working capital of $75.9 million, a 47% increase year-over-year.
●	Average realized price per silver ounce sold(1) of $63.30, a 128% increase year-over-year.
●	AISC per silver ounce sold(1) of $31.60, a 76% increase year-over-year.
●	Realized mining margin per silver ounce sold(1) of $31.70, a 221% increase year-over-year.
●	Average realized price per zinc tonne sold(1) of $3,116, a 12% increase year-over year.
●	AISC per zinc tonne sold(1) of $2,729, a 32% increase year-over-year.
●	Realized mining margin per zinc tonne sold(1) of $387, a 46% decrease year-over-year.

1. Cash includes $42.7 million and highly-liquid marketable securities includes $22.2 million, consisting of US treasury notes and bills, of which $15.8 million serves as collateral for short-term borrowings.

2. The Company reports non-GAAP measures, which includes: adjusted EBITDA, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per ounce of silver and zinc tonne sold (AISC) and realized mining margin per silver ounce and zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in the MD&A for more information.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “Santacruz delivered a strong start to 2026, with revenue of $127.5 million, gross profit of $42.9 million and Adjusted EBITDA of $42.6 million, representing improvements of 81%, 54%, and 55%, respectively, compared to the same period last year. Combined with our stable AISC this quarter, the stronger silver price environment drove robust margins of $31.70 per silver ounce sold, a 221% increase year-over-year. This reinforces the strength of our cash flow generation across our operations, reflecting both a stronger commodity environment and the operating discipline we have embedded across every asset. It is also important to highlight that after paying $31.5 million in taxes during this first quarter, we ended Q1 2026 with a healthy cash and highly liquid marketable securities position of $64.9 million, providing Santacruz with the financial flexibility to continue funding operational improvements while maintaining a strong treasury position.”

Mr. Préstamo continued: “During the quarter, we also introduced a more comprehensive reporting format designed to provide investors with a clearer view of our operating performance and the underlying strength of our business model. The new presentation better reflects Santacruz as a silver and zinc co-product producer, while separately highlighting San Lucas as a margin-based ore sourcing and processing business that supports plant utilization, fixed-cost absorption and operating flexibility. We believe this enhanced reporting framework provides a more complete basis for investors to assess production, costs, margins and cash generation across the Company.”

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Mr. Préstamo added: “Operationally, the first quarter demonstrated the strength of our diversified asset base and the benefits of our silver and zinc co-product profile. At Bolivar, the recovery of the areas affected by the May 2025 localized water inflow event continues to advance. We remain focused on restoring production while maintaining operating discipline, with Q4 2026 still targeted for Bolivar’s full recovery. Across Bolivia, our priorities remain focused on operational stability, cost control and plant performance, with San Lucas continuing to play a strategic role in supporting plant utilization, fixed-cost absorption and margin contribution through third-party ore sourcing.”

Mr. Préstamo concluded: “In Mexico, our principal focus remains on improving metallurgical recoveries and concentrate quality at Zimapan, our highest-volume operation. The capital already invested in Zimapan is expected to support continued operating improvements throughout 2026. Across all of our processing plants, we remain focused on improving metallurgical recoveries, generating stronger margins and preserving the flexibility of our integrated operating platform to support long-term value creation for shareholders.”

Selected consolidated financial and operating information for Q1 2026, Q4 2025 and Q1 2025 is presented below. All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”), and all dollar amounts are expressed in thousands of US dollars, except per unit amounts, unless otherwise indicated.

Update to Non-GAAP Performance Measures and Silver/Zinc Equivalent Ounces Metrics

In Q1 2026, the Company updated its non-GAAP performances measures to provide management and readers with useful information to evaluate the performance of the Company. The following section provides a summary of the changes made:

Segregation of mining operations & ore processing: Operational and cost metrics are now presented as either Mining operations or Ore processing operations because the underlying business processes and profitability drivers each type of operation are fundamentally different. Mining operations include the production metrics, revenues and costs from extracting ore from the Company’s mineral properties which is then processed and sold in concentrate form. Santacruz’s mining operations consist of the Bolivar, Porco, Caballo Blanco and Zimapan mines. Ore processing operations consist of the San Lucas feed sourcing business and includes the production metrics, revenue and costs from purchasing ore from third-party miners which is then processed and sold in concentrate form. Mining operations generate high margins because the input for the final product, metal concentrates, is from ore that is extracted from the Company’s mine properties that it owns. Ore processing operations generate significantly lower margins because the ore is purchased from third-party miners and the amount paid for the purchased ore is based upon the ore’s metal content and prevailing metal prices at the time of purchase.

Co-product costing methodology: The Company will no longer focus on costs per silver equivalent ounces sold and will now provide costs per actual silver ounce and zinc tonne sold in the period using a co-product cost methodology which allocates costs between each metal. The Santacruz’s primary payable metals are silver and zinc, the revenue generated by each metal varies depending on prevailing metal prices but because each metal generates greater than 30% of the total revenues, the Company has concluded that reporting costs as co-products by silver ounce sold and zinc tonne sold is the most appropriate way to assess the performance of its operations. The total tonnes of ore milled in the period generates silver and zinc payable metals for sale, the ratio of payable silver and zinc produced from each tonne milled is used to allocate each period’s production costs between silver ounces sold and zinc tonnes sold, which will generate the following metrics: cash cost per silver ounce and zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce and zinc tonne sold and will also provide an average realized price per silver ounce and zinc tonne sold.

By-product credits from secondary metal sales: Santacruz’s operations are poly-metallic whereby each tonne of ore milled generates primarily payable ounces of silver and tonnes of zinc but also generates payable tonnes of lead and copper. The combined revenues of lead and copper are incidental to the Company’s primary metal production of silver and zinc because they generate less than 10% of total revenues. Lead and copper concentrate is produced primarily to obtain the silver contained within, so the Company has adopted the practice of calculating the net cost of producing an ounce of silver, after deducting revenues gained from incidental by-product production of lead and copper.

Realized mining margin and realized ore processing margin: Santacruz has created two new non-GAAP measures: the realized mining margin and realized ore processing margin. Management believes the margins are an effective way to evaluate the profitability of the Company’s operations. The margin is calculated by subtracting the all-in sustaining cost per silver ounce or zinc tonne sold from the average realized price per silver ounce or zinc tonne sold.

Silver equivalent ounces and Zinc equivalent tonnes: Commencing Q1 2026, the Company has modified its production disclosure to include zinc equivalent tonnes produced and has updated the method of calculating silver equivalent ounces produced. The Company considers silver equivalent (“AgEq”) ounces and zinc equivalent (“ZnEq”) tonnes to be useful production metrics for evaluating its multi-metal production profile, but they should be considered only supplemental to the actual production volumes of silver and zinc produced and sold. The Company will continue to present the silver equivalent ounces produced and zinc equivalent ounces produced for the combined mining and ore processing operations, but will no longer report its costs per silver ounce to focus on the more relevant metrics of cost per payable silver ounce and cost per payable zinc tonne sold instead.

As there are no standardized methods of calculating non-GAAP measures, the Company’s methods may differ from those used by others and, accordingly, the Company’s use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-GAAP Measures section in the Company’s Q1 2026 MD&A for a detailed explanation of the metrics, the methodology used and a reconciliation of these measures to the Company’s revenues and operating expenses, as reported in its condensed interim consolidated financial statements which are prepared under IFRS. All the changes made to the non-GAAP measures have been applied retrospectively to comparative periods.

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2026 First Quarter Operational Highlights

Operational Highlights	2026-Q1	2025-Q4	Change Q1 vs Q4	2026-Q1	2025-Q1	Change ‘26-Q1 vs ‘25-Q1
Mining Operations & Ore Processing (1)
Tonnes milled	487,777	506,040	(4)%	487,777	471,773	3%
Silver ounces produced	1,341,499	1,343,607	0%	1,341,499	1,590,063	(16)%
Zinc tonnes produced	21,640	23,846	(9)%	21,640	20,719	4%
Lead tonnes produced	2,686	3,000	(10)%	2,686	2,718	(1)%
Copper tonnes produced	308	287	7%	308	279	10%
Supplemental context metrics
Silver equivalent produced (ounces) (1)	2,281,465	2,886,207	(21)%	2,281,465	3,682,011	(38)%
Zinc equivalent tonnes produced (tonnes) (1)	59,370	49,993	19%	59,370	41,407	43%
Mining Operations (1)
Tonnes milled	393,010	400,453	(2)%	393,010	385,078	2%
Silver ounces produced	1,000,094	977,007	2%	1,000,094	1,295,042	(23)%
Zinc tonnes produced	14,496	16,117	(10)%	14,496	14,704	(1)%
Lead tonnes produced	2,084	2,301	(9)%	2,084	2,237	(7)%
Copper tonnes produced	308	287	7%	308	279	10%

Silver ounces sold (payable ounces)(2)	871,752	836,045	4%	871,752	1,288,604	(32)%
Zinc tonnes sold (payable tonnes)(2)	12,402	14,210	(13)%	12,402	13,254	(6)%

Cash cost of production per tonne milled (3)	87.19	82.97	5%	87.19	66.82	30%

Cash cost per silver ounce sold ($/oz) (3)	20.45	25.30	(19)%	20.45	12.80	60%
Cash cost per zinc tonne sold ($/t) (3)	1,976	2,008	(2)%	1,976	1,598	24%

Average realized price per silver ounce sold ($/oz) (3)	63.30	49.93	27%	63.30	27.80	128%
All-in sustaining cost per silver ounce sold ($/oz) (3)	31.60	36.37	(13)%	31.60	17.91	76%
Realized mining margin per silver ounce sold	31.70	13.56	134%	31.70	9.89	221%

Average realized price per zinc tonne sold ($/t) (3)	3,116	3,359	(7)%	3,116	2,787	12%
All-in sustaining cost per zinc tonne sold ($/t) (3)	2,729	2,655	3%	2,729	2,069	32%
Realized mining margin per zinc tonne sold (3)	387	704	(45)%	387	718	(46)%
Ore Processing(1)
Tonnes milled	94,767	105,587	10%	94,767	86,695	9%
Silver ounces produced	341,405	366,600	(7)%	341,405	295,021	16%
Zinc tonnes produced	7,144	7,729	(8)%	7,144	6,015	19%
Lead tonnes produced	602	699	(14)%	602	481	25%

Silver ounces sold (payable ounces)(2)	634,875	459,062	38%	634,875	287,373	121%
Zinc tonnes sold (payable tonnes)(2)	6,153	8,272	(26)%	6,153	3,863	59%

Realized ore processing margin per silver ounce sold (3)	0.65	(10.33)	(106)%	0.65	1.02	(36)%
Realized ore processing margin per zinc tonne sold (3)	497	633	(22)%	497	1,650	(70)%

Notes:

(1) Mining operations includes only production from Bolivar, Porco, Caballo Blanco and Zimapan. Ore processing includes only production from San Lucas ore processing business. Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

(2) Silver equivalent ounces and zinc equivalent tonnes produced have been calculated using the period’s average metal prices quoted on the London Metal Exchange. The silver and zinc equivalent production is calculated by dividing each metal’s price by the price of Silver or Zinc to arrive at their equivalent. Refer to the section titled “Methodology for the Calculation of Silver and Zince Equivalent Production Figures” in the MD&A for further information.

(3) Silver ounces sold (payable) and Zinc tonnes sold (payable) are lower than the volumes produced due to two effects: (i) timing — concentrates produced in a quarter may be shipped and invoiced in a subsequent period; and (ii) commercial terms — payable ounces under offtake agreements are lower than produced ounces due to standard treatment and quality deductions applied by the customer.

(4) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” below for further information.

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2026 First Quarter Financial Highlights

Financial Highlights	2026-Q1	2025-Q4	Change Q1 vs Q4	2026-Q1	2025-Q1	Change ‘26-Q1 vs ‘25-Q1
Revenues	127,529	102,784	24%	127,529	70,314	81%
Gross profit	42,869	36,087	20%	42,869	27,859	54%
Net income (loss)	28,470	(4,550)	(726)%	28,470	9,451	201%
Net earnings (loss) per share - basic ($/share)(1)	0.31	(0.05)	(720)%	0.31	0.03	933%
Adjusted EBITDA (1)	42,568	30,789	38%	42,568	27,516	55%
Cash & cash equivalents	42,651	44,267	(4)%	42,651	32,527	31%
Working capital	75,901	63,688	19%	75,901	51,733	47%

Notes:

(1) On December 10, 2025, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares. The number of issued and outstanding shares and any per share amounts have been retrospectively restated.

(2) The Company reports non-GAAP measures, which includes: Adjusted EBITDA. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” below for further information.

Summary

Q1 2026 vs Q4 2025

On a consolidated basis, Santacruz’s mining operations produced 1.0 million ounces of silver in Q1 2026, representing a 2% increase compared with Q4 2025. When including San Lucas´s ore processing activities, total silver production was broadly unchanged at 1.3 million ounces. This indicates that the Company maintained stable silver output at the consolidated level, supported by improved performance in certain mining operations, including the continued recovery at Bolivar and stronger silver production at Caballo Blanco, which offset lower silver production at Zimapan and Porco. Zinc production from mining operations decreased by 10% to 14,496 tonnes, while total zinc production, including ore processing, decreased by 9% to 21,640 tonnes. The reduction in zinc production mainly reflected lower zinc output at Zimapan and Caballo Blanco, partially offset by the contribution from other operating areas and ore processing activities.

From a financial contribution perspective, the margin analysis evaluates how consolidated productive performance translates into unit economics by comparing the Average Realized Price for each metal against its respective AISC. For silver, the Average Realized Price increased to $63.30 per ounce, while AISC decreased to $31.60 per ounce. As a result, the realized mining margin per silver ounce sold increased to $31.70 from $13.56 in Q4 2025. This represents a significant improvement in silver unit margins, driven primarily by stronger realized silver prices and lower AISC. For zinc, the Average Realized Price decreased to $3,116 per tonne, while AISC increased to $2,729 per tonne. The resulting realized mining margin per zinc tonne sold was $387, compared with $704 in Q4 2025. Zinc therefore remained positive on a unit-margin basis, although the margin narrowed as the decrease in realized zinc price and the increase in AISC reduced the spread between realized price and cost. Overall, both silver and zinc generated positive consolidated unit margins in Q1 2026, with silver providing the stronger financial contribution based on the spread between realized price and AISC.

Q1 2026 vs Q1 2025

Compared with Q1 2025, consolidated mining operations produced 1.0 million ounces of silver, a decrease of 23%. Including San Lucas´s ore processing activities, total silver production decreased by 16% to 1.3 million ounces. The year-over-year decline was mainly attributable to lower silver production from mining operations, including the effect of lower silver output at Bolivar following the water inflow event that affected that operation toward the end of Q2 2025, as well as lower silver production at Zimapan and Caballo Blanco. This was partially mitigated by operational execution and ore processing activities, which continued to support consolidated metal production. Zinc production from mining operations was broadly stable, decreasing by 1% to 14,496 tonnes, while total zinc production, including ore processing, increased by 4% to 21,640 tonnes. This indicates that zinc output remained comparatively resilient at the consolidated level, supported by the broader contribution of the Company’s operating platform.

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From a financial contribution perspective, Santacruz generated positive unit margins for both silver and zinc in Q1 2026. The Average Realized Silver Price increased to $63.30 per ounce from $27.80 per ounce in Q1 2025, while silver AISC increased to $31.60 per ounce from $17.91 per ounce. As a result, the realized mining margin per silver ounce sold increased to $31.70 from $9.89, reflecting the strong increase in realized silver prices, which more than offset higher unit costs. For zinc, the Average Realized Price increased to $3,116 per tonne, while AISC increased to $2,729 per tonne. The resulting realized mining margin was $387 per tonne, compared with $718 per tonne in Q1 2025. Zinc therefore remained positive on a unit-margin basis, although the margin contracted year over year due to the increase in AISC. Overall, silver was the primary driver of improved consolidated unit-margin performance in Q1 2026, while zinc continued to contribute positively but at a lower margin than in the prior-year period.

Webinar Details

CEO Arturo Préstamo and CFO Andrés Bedregal will discuss the Company’s financial results in a webinar hosted by Adelaide Capital on Tuesday, May 19th at 3:00 pm ET. Investors and shareholders are invited to participate in the webinar.

Registration Link: https://us02web.zoom.us/webinar/register/WN_pkr1gJCkT-2GxhAik3gStg.

The webinar will also be live-streamed on the Adelaide Capital YouTube Channel, where a replay will be available after the event: https://bit.ly/adcap-youtube.

Questions can be submitted during the session or in advance to info@santacruzsilver.com.

Non-GAAP Measures

The financial results in this news release include references to non-GAAP measures which include: Adjusted EBITDA, cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, Average realized price per silver ounce and zinc tonne sold, All-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-GAAP Measures” section in the Company’s Q1 2026 Management Discussion and Analysis, which is available on SEDAR+ at www.sedarplus.ca.

Qualified Person

Garth Kirkham P.Geo., an independent consultant to the Company and a Qualified Person as defined under NI 43-101, has approved the scientific and technical information contained within this news release.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapan mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

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For further information, please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Eduardo Torrecillas
Santacruz Silver Mining Ltd.
Email: info@santacruzsilver.com
Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance reflect the expectations or beliefs of the management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at SEDAR+ (www.sedarplus.ca).

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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